United Fuel & Energy Corporation
405 N. Marienfeld, Ste 300
Midland, TX 79701
P.O. Box 1920
Midland, TX 79702
Phone: 432-571-8049

September 25, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael Moran, Accounting Branch Chief

Re:	United Fuel & Energy Corporation
Form 10-K/A for the fiscal year ended December 31, 2006
Filed September 21, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 14, 2007
Form 10-K for the fiscal year ended December 31, 2007
Filed April 15, 2008
File No. 000-32473

Dear Mr. Moran:

United Fuel & Energy Corporation (the “Company”), hereby submits the responses set forth below to your Comment Letter to the Company dated July 15, 2008 (the “Comment Letter”). The Company’s response set forth below corresponds to three numbered comments in the Comment Letter. For your convenience, we have included your original comments from the Comment Letter and followed them with our response.

Form 10-K/A December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 29

Note 16 - Commitments and Contingencies, page 50

1.
We note your response to prior comment 3 of our letter dated May 9, 2008. Please explain in greater detail the error made in completing and submitting your fuel tax returns. We note that you properly measured the fuel that you sold.

U.S. Securities and Exchange Commission
September 25, 2008

2.
We note your response that you incorrectly prepared and submitted fuel tax returns. We believe incorrectly preparing and submitting fuel tax returns is an error and should be accounted for as a correction of an error in accordance with the guidance established in SFAS 154. Based upon your response, the only new information you received is that you did not know how to properly complete your tax return. This is not a change in estimate as you do not indicate that it was not possible to prepare your tax forms correctly at the time of filing with the state. Accordingly, we do not believe that the information made available to you as a result of the audit can be used as the basis for a change in estimate. If you do not agree with our assessment, please provide us with a detailed explanation of why you believe that there was insufficient information available at the time you completed your tax return. You should support your assertions by reference to appropriate authoritative accounting guidance.

3.
We note you do not believe the two years most affected [December 31, 2002 and 2003] would have provided meaningful information to the Company’s investors. We further note that we are not only concerned with the underreporting of expense in those years, but we are also concerned that your expenses are overstated in the years you recorded the additional tax liabilities. Please provide us your analysis of materiality for all periods impacted by the failure to record the tax liability at the time of initial sale and the subsequent recording of tax expense at the time of audit. Reference is made to SAB 99.

In response to comments 1-3 above and upon further review, the Company concurs with the Staff’s conclusion that the tax assessment related to the fuel tax audit should be accounted for as a correction of an error if the assessment is deemed to be material.

The Company has evaluated the materiality of the fuel tax adjustments, taking into consideration the guidance in SAB 99 as well as the recommendations of the Advisory Committee on Improvements to Financial Reporting to the United States Securities and Exchange Commission (CIFR). Based on the following analysis, the Company has concluded that the impact of the fuel tax expense adjustments is not material to its financial statements for any of the periods impacted.

U.S. Securities and Exchange Commission
September 25, 2008

Following is a table summarizing the quantitative effect of the fuel tax adjustments on the relevant financial statements:

	($ in thousands)
	2008 thru Q2	2007	2006	2005	2004	2003	2002
Fuel tax adjustment	$-	$-	$470	$400	$(22)	$(200)	$(600)

Revenue	449,355	446,038	335,109	283,588	180,582	146,345	121,091
% of revenue	0%	0.00%	0.14%	0.14%	-0.01%	-0.14%	-0.50%

Cost of Sales	418,614	399,927	294,387	251,009	154,803	121,657	98,909
% of cost of sales	0.00%	0.00%	0.16%	0.16%	-0.01%	-0.16%	-0.61%

Operating income (loss)	(3,616)	(2,287)	7,468	4,856	3,105	3,616	95
% of operating income (loss)	0.00%	0.00%	6.29%	8.24%	-0.71%	-5.53%	-631.58%

Income (loss) before tax	(6,475)	(7,251)	2,704	1,489	754	1,047	(2,034)
% of income (loss) before tax	0.00%	0.00%	17.38%	26.86%	-2.92%	-19.10%	29.50%

Total assets	194,383	189,426	94,175	75,555	55,755	44,794	42,557
% of total assets	0.00%	0.00%	0.50%	0.53%	-0.04%	-0.45%	-1.41%

Stockholders' equity	45,973	50,069	21,313	6,840	4,400	1,778	1,189
% of stockholders' equity	0.00%	0.00%	2.21%	5.85%	-0.50%	-11.25%	-50.46%

Discussion of Materiality Evaluation

Concepts Statement 2 defines an item as material “if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

U.S. Securities and Exchange Commission
September 25, 2008

The Company notes that the CIFR, in its recommendation 3.2, states “the determination of how to correct a material error should be based on the needs of investors making current investment decisions. For example, a material error that is not important to a current investment decision would not require restatement of the financial statements in which the error occurred, but would need to be promptly corrected and prominently disclosed in the current period. ….a prior period error that was material to that prior period, but that does not affect the annual financial statements or financial information included within a company’s most recent filing with the SEC, may not need to be corrected through an amendment to prior period filings if the financials statements that contain the error are determined not to be important to investors making current investment decisions. Such errors would be corrected in the period in which they are discovered….”

The Company believes that its accounting treatment for these errors is consistent with the recommendation of the CIFR.

Quantitative Analysis

The Company respectfully submits that while the quantitative impact of the fuel tax adjustments on the 2002 financial statements is significant, the impact is less significant with each passing year. Indeed, the Company believes that the fuel tax adjustments have no impact whatsoever for 2007 and 2008. Further, the Company respectfully submits that given the current state of its operations (e.g. its experience of significant losses in 2007 and 2008 and the impact of the Cardlock Fuels acquisition in 2007), the determination of whether to record the fuel tax assessments in 2002 and 2003 versus 2006 and 2007 is not relevant to a current investor making a current investment decision. Accordingly, the Company has concluded that the impact of the fuel tax expense adjustments is not material to its financial statements for any of the periods impacted.

Qualitative Analysis

The Company notes that SAB 99 sets forth certain considerations that may render material a quantitatively small misstatement. However, the Company would also like to point out that the CIFR stated “this one directional interpretation is not consistent with the standard established by the Supreme Court, which requires an assessment of the total mix of information available to the investor making an investment decision. We believe that, in evaluating the materiality of all errors, consideration should be given to both qualitative and quantitative factors….and that qualitative factors are relevant in analyzing the materiality of all errors.”

U.S. Securities and Exchange Commission
September 25, 2008

Following is the Company’s response to the qualitative considerations set forth in SAB 99:

•
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate. As discussed above, the Company acknowledges that the misstatements arose from items that did not involve an estimate. Rather, the misstatements arose from the Company’s erroneous computation of its fuel tax assessment. However, the Company does not consider this factor to affect its conclusion that the error is not important to a current investment decision.

•	Whether the misstatement masks a change in earnings or other trends. The Company respectfully submits that the misstatements did not mask a change in earnings or other trends.

•
Whether the misstatement masks a failure to meet analysts’ consensus expectations for the enterprise. The Company does not consider this factor to be relevant since the Company is not followed by any analysts.

•
Whether the misstatement changes a loss into income or vice versa. The Company respectfully submits that the misstatements did not, for any of the periods in question, change a loss into income or vice versa.

•
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The Company does not consider this factor to be relevant since, for all periods in question, the Company operated in only one segment.

•
Whether the misstatement affects the registrant’s compliance with regulatory requirements. The Company respectfully submits that the misstatements did not affect its compliance with regulatory requirements.

U.S. Securities and Exchange Commission
September 25, 2008

•
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The Company respectfully submits that the misstatements did not affect its compliance with loan covenants or other contractual requirements.

•
Whether the misstatement has the effect of increasing management’s compensation. The Company respectfully submits that the misstatements did not have the effect of increasing management’s compensation.

•	Whether the misstatement involves the concealment of an unlawful transaction. The Company respectfully submits that the misstatements did not involve the concealment of any unlawful transactions.

* * * *
In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact me at (432) 571-8000 or our attorney, Will Liebmann, at (210) 554-5414.

Very truly yours, /s/ Lyndon James Lyndon James Interim Chief Financial Officer

cc:	Will Liebmann